

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 31, 2013

John J. Mahon, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Full Circle Capital Corporation (the "Company")
           File Nos.: 333-188280; 814-00809

Dear Mr. Mahon:

        The Company is a business development company regulated under the Investment Company Act of 1940. On May 2, 2013, the Company filed a registration statement ("Registration Statement") on Form N-2 to add specific disclosure relating to the Company's proposed offering of debt securities in accordance with Rule 430A under the Securities Act of 1933 ("Securities Act").

        On behalf of the Company, you requested by letter of the same date, that the staff of the Securities and Exchange Commission afford the Company's Registration Statement selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984). Your letter asserts that the disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company's registration statement on Form N-2 (File No. 333-187207) (the "Prior Registration Statement"), initially filed with the Commission on March 12, 2013, except for: (i) the omission of information regarding the offering by the Company from time to time of common stock, preferred stock, subscription rights to purchase shares of common stock and warrants to purchase shares of common stock, shares of preferred stock or debt securities, and the general terms and manner of such securities and potential offerings, (ii) removal of related disclosure pertaining to potential delayed offerings pursuant to Rule 415 under the Securities Act, and (iii) the addition of specific disclosure relating to the Company's proposed offering of the debt securities in accordance with Rule 430A under the Securities Act pursuant to the Registration Statement.

     Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter dated May 2, 2013, we performed a limited review of the Registration Statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement. You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. We have the following comments.

General

1.   The staff hereby incorporates by reference into this letter, the comments we made in our letter to the Company, dated April 9, 2013, regarding the Prior Registration Statement. Please apply those comments to this Registration Statement and revise the disclosure accordingly.

<u>**Prospectus Cover Page**</u>

2.   It appears from the "Indenture Provisions-Ranking" discussion on page 124 that the Notes should not be referred to as "Senior" Notes. Please make conforming deletions throughout the prospectus.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit a no-action letter or an exemptive application in connection with your Registration Statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending Registration Statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6974.

Sincerely,

/s/ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Disclosure Review Office